

FLY Wilmington LLC



Recreational Entertainment | Family Fun | Sport | Military Training



FORWARD-LOOKING STATEMENTS

Certain information set forth in this document contains "forward-looking information". Except for statements of historical fact, the information contained herein constitutes forward-looking statements.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this plan are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.


Offering Summary

Type of Offering	Regulation Crowdfunding (Reg CF)
Investors Allowed	Accredited and Non-Accredited Investors
Affinity Group	Veteran-Owned
Security Type	Patriots Business Bond (Debt)
Interest Rate	10%
Term	5 Years
Target Offering Amount	$1,000,000
Total Offering Amount	$5,000,000
Deadline to Reach Target Offering Amount	12/31/2022
Minimum Investment Amount	$2,000
Minimum Investment Increment	$1,000
State of Organization	Delaware


Use of Funds

Description	At Target Amount	At Maximum Amount
Total Offering Proceeds	$1,000,000	$5,000,000
Less: Offering Expenses	(80,000)	(400,000)
Net Offering Proceeds	**$920,000**	**$4,600,000**
Use of Net Proceeds		
Financing of Wind Tunnel	$920,000	$2,500,000
Building Construction	0	2,100,000
Total Use of Net Proceeds	**$920,000**	**$4,600,000**

Things to Consider Before You Invest (The 4 “M”s)



Mission

Do I believe in what the company is trying to achieve?

Market

Do I believe there’s a viable market for the product/service?

Management

Do I believe and have confidence in the management team?

Money

What is the potential return on my investment?


Mission Statement

The mission of FLY Wilmington is to provide a world-class recreational and training facility that serves a diverse population of customers ranging from beginners to seasoned enthusiasts and military professionals in the greater Wilmington, North Carolina area, and to create a safe and fun Indoor Skydiving experience that makes "The Dream Of Flight A Reality for Everyone."




Build and operate a state-of-the art indoor skydiving wind tunnel in Wilmington, NC, and to offer the following value adds:

Military Training



Oriented to the United States Marine Corps Special Operations Command (MARSOC) and additional Military Freefall (MFF) organizations located at Camp Lejeune, NC

Education



Educational and experiential opportunities for local public, private and vocational schools via Science Technology, Engineering and Math (STEM) programs.

Entertainment/Sports Flyers



Recreational indoor skydiving for local residents, sports enthusiasts, and a robust seasonal tourist market.



FLY Wilmington is projected to have a three-pronged revenue stream that includes *military operations, sports enthusiasts, and amateurs/tourists*






Patrick Maguire, Founder / Co-Owner
- Major, USMC
- 15 Years active-duty Marine Special Operations Officer
- Marine Special Operations Command (MARSOC)
- Military Free-Fall Parachutist
- 11 Overseas Deployments



George Jamison, Co-Owner
- US Air Force Veteran
- Corporate Partner, Spencer Stuart
  - Head of Global Corporate Communications & Investor Relations
- Former Senior Executive of several Fortune 500 Companies



David Soler, Chief Operating Officer
- Captain, USMC-Reserves
- 7 Years Active Duty, Supply Officer
- Masters in Business Administration
- Expecting Father..Yay!



Bill Adams, Lead Project Manager
- Former Owner of iFLY Seattle & iFLY El Paso
- Former iFLY Corporate VP
- Built 17 Total iFLYs
- Expert Skydiver & Military Freefall Parachutist




PATRIOTS BUSINESS BOND

OFFERING INFORMATION	
Issuer Name	FLY Wilmington LLC
Target Offering Amount	$1,000,000
Maximum Offering Amount	$5,000,000
Security Type	Unsecured Loan
Security Interest	None
Minimum Investment Amount	$2,000
Minimum Investment Increment	$1,000
Termination Date of Offering	December 31, 2022
PATRIOTS BUSINESS BOND PAYMENT TERMS	
Start Date of Bond	The start date of your bonds will begin on the day that your investment has been accepted by the Company and disbursed to the Company by the escrow agent
First Interest Payment Date	The first interest payment date, regardless of when your investment is accepted by the Company and disbursed to the Company, will be on January 31, 2024
Payment Frequency	Semi-Annual beginning on the First Interest Payment Date
Annual Interest Rate	10.00%
Term of Bond	5 Years
Patriots Business Bond Payment Schedule	See Appendix II of Purchase and Investment Agreement
Reporting Schedule	As defined in §227.202 Ongoing Reporting Requirements
Patriots Business Bond Payments made to	Directly to Investor




PATRIOTS BUSINESS BOND

PERKS	
$2,000 - $5,000	iFLY Wilmington Welcome Investor Package: ✓ iFLY Wilmington T-Shirt or Hat, Koozie, and Pen ✓ 10% off flight purchases for the first year
$5,001 - $10,000	iFLY Wilmington Foundational Investor Package: ✓ iFLY Wilmington T-Shirt, Hat, Koozie, and Pen ✓ 10% off flight purchases for two years
$10,001 - $25,000	iFLY Wilmington Basic Investor Package: ✓ iFLY Wilmington T-Shirt, Hat, Koozie, and Pen ✓ first flight free ✓ 10% off flight purchases for two years
$25,001 - $50,000	iFLY Wilmington Intermediate Investor Package: ✓ iFLY Wilmington T-Shirt, Hat, Koozie, and Pen ✓ two free flights ✓ 10% off flight purchases for the duration of your investment
$50,001 - $100,000	iFLY Wilmington Advanced Investor Package: ✓ iFLY Wilmington T-Shirt, Hat, Koozie, Pen, and Water Bottle ✓ free flight for family of 6 ✓ VIP Event ✓ 10% off flight purchases for the duration of your investment
$100,001 - $250,000	iFLY Wilmington Silver Investor Package: ✓ iFLY Wilmington Advanced Investor Package ✓ iFLY full face mask Body Flight/Skydiving Helmet ✓ Private training session for 6 with special operations instructor ✓ VIP Event ✓ 20% off flight purchases for the duration of your investment
$250,000 +	iFLY Wilmington Gold Investor Package: ✓ iFLY Wilmington Advanced Investor Package ✓ Custom Flight Suit ✓ iFLY full face mask Body Flight/Skydiving Helmet ✓ VIP Event ✓ One flight for up to 6 family or friends per year for the duration of your investment












FLY Wilmington LLC
Revenues by Category (Projected)
2022 - 2026

Retail Merchandise
3%

Videos / Photos
4%

Bulk Flyer Hour Sales
30%

First Time Flyers Hour
Sales
63%



Mission **Market** **Management** **Money**

DELIVERING THE DREAM OF FLIGHT

Projected Timeline

| ORGANIZED IN DELAWARE | | CONSTRUCTION BEGINS | | FACILITY OPEN |

| JUNE 2021 | AUGUST 2022 | SEPTEMBER 2022 | MARCH 2023 | APRIL 2023 |

| | LOAN CLOSING | | CONSTRUCTION COMPLETED | |

The projected timeline and dates are estimates only and may change.